                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (Amendment No. __)(1)


                               U. S. VISION, INC.
                                (Name of Issuer)


                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)


                                   90339M-10-4
                                 (CUSIP Number)

                                   ----------


--------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 90339M-10-4                   13G                   Page 2 of 6 Pages
---------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           William A. Schwartz, Jr.

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

--------------------------------------------------------------------------------
    NUMBER OF SHARES         5      SOLE VOTING POWER - 0
      BENEFICIALLY          ----------------------------------------------------
         OWNED               6      SHARED VOTING POWER - 410,808*
          BY                ----------------------------------------------------
         EACH                7      SOLE DISPOSITIVE POWER - 0
       REPORTING            ----------------------------------------------------
      PERSON WITH:           8      SHARED DISPOSITIVE POWER - 410,808*
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       410,808 shares of the Issuer's $.01 par value common stock.
       *Includes 228,735 shares issuable upon the exercise of currently exercisable options. Also includes 1,040 shares and 76,050 currently exercisable options held by the reporting person's spouse,
        Gayle E. Schmidt.
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.1%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON - IN
--------------------------------------------------------------------------------
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CUSIP NO. 90339M-10-4                   13G                   Page 3 of 6 Pages
---------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Gayle E. Schmidt

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

--------------------------------------------------------------------------------
    NUMBER OF SHARES         5      SOLE VOTING POWER - 0
      BENEFICIALLY          ----------------------------------------------------
         OWNED               6      SHARED VOTING POWER - 410,808*
          BY                ----------------------------------------------------
         EACH                7      SOLE DISPOSITIVE POWER - 0
       REPORTING            ----------------------------------------------------
      PERSON WITH:           8      SHARED DISPOSITIVE POWER - 410,808*
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       410,808 shares of the Issuer's $.01 par value common stock.
       *Includes 76,050 shares issuable upon the exercise of currently exercisable options. Also includes 104,983 shares and 228,735 currently exercisable options held by the reporting person's spouse,
        William A. Schwartz, Jr.
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.1%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON* - IN
--------------------------------------------------------------------------------

CUSIP NO.  90339M-10-4                  13G                   Page 4 of 6 Pages
----------------------


                       SECURITIES AND EXCHANGE COMMISSION
                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  U.S. Vision, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1 Harmon Drive
                  Blackwood, NJ 08012

Item 2(a).        Name of Person Filing:

                  (i)      William A.  Schwartz, Jr.
                  (ii)     Gayle E.  Schmidt

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  (i) and (ii)      1 Harmon Drive
                                    Blackwood, NJ 08012

Item 2(c).        Citizenship:

                  (i) and (ii)      United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 par value

Item 2(e).        CUSIP Number.

                  90339M-10-4

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

Item 4.  Ownership.

                  (a) Item 9 from each of page 2 and 3 of this Schedule is
                      incorporated by reference.
                  (b) Item 11 from each of page 2 and 3 of this Schedule is
                      incorporated by reference.
                  (c) Items 5-8 from each of page 2 and 3 of this Schedule are incorporated by reference.

CUSIP NO.  90339M-10-4                  13G                   Page 5 of 6 Pages
----------------------

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.  Notice of Dissolution of Group.

                  Not Applicable

Item 10. Certification.

                  Not Applicable

CUSIP NO.  90339M-10-4                  13G                   Page 6 of 6 Pages
----------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   February 5, 1998                      /s/ William A.  Schwartz, Jr.
                                             ---------------------------------
                                                  William A.  Schwartz, Jr.


Dated:   February 5, 1998                         /s/ Gayle E.  Schmidt
                                             ----------------------------------
                                                    Gayle E.  Schmidt